CSL

82-3785

03 MAR -3 AM 7:21

03007045

SUPPL

Our ref.: 01/881

19 February 2003

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

HALF YEARLY REPORT

Following are CSL's Half Yearly Report (Appendix 4B), Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 31 December, 2002, Directors' Report and Declaration, Independent Review Report and a Media Release announcing the results.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/3

Enc

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

Rules 4.1, 4.3

82-3785

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

CSL LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
99 051 588 348	✓		Half year ended 31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	7.4%	to	639,852
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	30.3%	to	40,100
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	30.3%	to	40,100

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	12¢	12¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	12¢	12¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 4 April 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

NONE

If this is a half-yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	639,852	595,591
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(566,955)	(503,610)
1.3	Borrowing costs	(16,114)	(18,578)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**56,783**	**73,403**
1.6	Income tax on ordinary activities *(see note 4)* (refer **Attachment 1**)	(16,683)	(15,862)
1.7	**Profit (loss) from ordinary activities after tax**	**40,100**	**57,541**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**40,100**	**57,541**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**40,100**	**57,541**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	38,662	26,586
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**78,762**	**84,127**

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	25.3 Cents	36.4 Cents
1.19	Diluted EPS	25.1 Cents	35.9 Cents

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	40,100	57,541
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**40,100**	**57,541**

+ See chapter 19 for defined terms.

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Notes to the condensed consolidated statement of financial performance

Revenue and expenses from ordinary activities

(See note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	633,438	589,805
1.24	Interest revenue	307	3,412
1.25	Other relevant revenue		
	Proceeds from sale of non-current assets	3,625	364
	Rent	364	530
	Royalties	41	76
	Collaborative revenue	987	-
	Other	1,090	1,404
	TOTAL REVENUE	**639,852**	**595,591**
1.26	Details of relevant expenses		
	Cost of sales	383,054	336,598
	Research and development expenses	50,149	49,003
	Selling and marketing expenses	58,003	38,737
	General and administration expenses	44,946	51,689
	Other expenses	30,803	27,583
	TOTAL EXPENSES	**566,955**	**503,610**
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	33,089	30,971
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	279,206	205,148
1.31	Net profit (loss) attributable to members *(item 1.11)*	40,100	57,541
1.32	Net transfers from (to) reserves (from General Reserves)	-	-
1.33	Net effect of changes in accounting policies	34,864	-
1.34	Dividends and other equity distributions paid or payable	(34,924)	(20,504)
1.35	**Retained profits (accumulated losses) at end of financial period**	**319,246**	**242,185**

+ See chapter 19 for defined terms.

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Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	26,102	(4,722)	-	21,380
2.2	Amortisation of other intangibles	262	(32)	-	230
2.3	**Total amortisation of intangibles**	**26,364**	**(4,754)**	**-**	**21,610**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

82-3785

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	95,933	106,215	36,338
4.2	Receivables	167,297	190,446	198,301
4.3	Investments	-	-	-
4.4	Inventories	537,422	436,109	448,170
4.5	Tax assets	-	-	-
4.6	Other - Prepayments	10,038	5,930	8,431
4.7	**Total current assets**	**810,690**	**738,700**	**691,240**
	Non-current assets			
4.8	Receivables	5,745	2,546	2,846
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	5,646	2,036	2,770
4.11	Inventories		-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	588,705	562,638	552,369
4.15	Intangibles (net)	1,047,906	989,934	966,164
4.16	Tax assets	16,080	16,268	16,734
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**1,664,082**	**1,573,422**	**1,540,883**
4.19	**Total assets**	**2,474,772**	**2,312,122**	**2,232,123**
	Current liabilities			
4.20	Payables	190,771	207,075	185,285
4.21	Interest bearing liabilities	20,126	85,594	73,612
4.22	Tax liabilities	13,461	10,092	10,780
4.23	Provisions excl. tax liabilities	67,149	104,049	103,422
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**291,507**	**406,810**	**373,099**
	Non-current liabilities			
4.26	Payables	29,188	26,949	-
4.27	Interest bearing liabilities	742,179	555,211	544,169
4.28	Tax liabilities	22,612	22,739	19,570
4.29	Provisions exc. tax liabilities	27,819	27,282	29,926
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**821,798**	**632,181**	**593,665**
4.32	**Total liabilities**	**1,113,305**	**1,038,991**	**966,764**
4.33	**Net assets**	**1,361,467**	**1,273,131**	**1,265,359**

+ See chapter 19 for defined terms.

82-3785

Condensed consolidated statement of financial position continued

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Equity			
4.34	Capital/contributed equity (refer **Attachment 1**)	933,488	923,856	923,235
4.35	Reserves	108,733	70,069	99,939
4.36	Retained profits (accumulated losses)	319,246	279,206	242,185
4.37	**Equity attributable to members of the parent entity**	**1,361,467**	**1,273,131**	**1,265,359**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**1,361,467**	**1,273,131**	**1,265,359**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet (item 4.13)**	N/A	N/A

+ See chapter 19 for defined terms.

82-3785

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	661,933	553,080
7.2	Payments to suppliers and employees	(593,765)	(520,422)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	356	3,458
7.6	Interest and other costs of finance paid	(30,414)	(30,042)
7.7	Income taxes paid	(13,253)	(8,333)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**24,857**	**(2,259)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(47,558)	(36,889)
7.11	Proceeds from sale of property, plant and equipment	3,625	364
7.12	Payment for purchases of equity investments	(396)	(323)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16 (a)	Other – payment for restructuring of business	(4,101)	(1,480)
7.16 (b)	Other – payment for intellectual property	(37,037)	-
7.16 (c)	Other – payment for purchasing of business	-	(309,337)
7.17	**Net investing cash flows**	**(85,467)**	**(347,665)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	6,435	326,828
7.19	Proceeds from borrowings	491,197	9,740
7.20	Repayment of borrowings	(403,060)	(42,656)
7.21	Dividends paid	(34,924)	(26,937)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**59,648**	**266,975**
7.24	**Net increase (decrease) in cash held**	**(962)**	**(82,949)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	89,355	109,489
7.26	Exchange rate adjustments to item 7.25.	1,288	2,259
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**89,681**	**28,799**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

NONE

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	95,482	20,338
8.2	Deposits at call	451	16,000
8.3	Bank overdraft	(6,252)	(7,539)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**89,681**	**28,799**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	8.9%	12.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	2.9%	4.5%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* is as follows.

		Current period $A'000	Previous corresponding period - $A'000
(a)	Basic EPS	25.3 cents	36.4 cents
(b)	Weighted average number of ordinary shares used in the calculation of the Basic EPS	158,770,085	158,218,335
(c)	Diluted EPS	25.1 cents	35.9 cents
(d)	Weighted average number of ordinary shares used in the calculation of the Diluted EPS	159,573,118	160,101,999

NTA backing *(see note 7)*		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$1.97	$1.91

+ See chapter 19 for defined terms.

82-3785

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

NONE

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NONE
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$A'000
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NONE
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	15 April 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	4 April 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	
15.5	Previous year			
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	12¢	12¢	NIL
15.7	Previous year	12¢	12¢	NIL

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities		
15.9	Preference +securities		

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	19,094	19,001
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**19,094**	**19,001**

+ See chapter 19 for defined terms.

82-3785

The +dividend or distribution plans shown below are in operation.

NONE

The last date(s) for receipt of election notices for the +dividend or distribution plans	NOT APPLICABLE

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Dividend is fully franked at 30%

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	NONE	NONE		
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

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Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**	NONE			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	159,113,355	159,113,355		
18.4	Changes during current period (a) Increases through issues				
	SESOP II	354,800	354,800	$13.23	$13.23
	SESOP II	61,400	61,400	$11.45	$11.45
	SESOP II	56,314	56,314	$10.82	$10.82
	Share Plan	170,350	170,350	$21.28	$21.28
	(b) Decreases through returns of capital, buybacks	N/A	N/A		
18.5	**+Convertible debt securities**	N/A	N/A		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry Date (if any)*
	SESOP II	300,000	-	$8.93	Nov 04
	SESOP II	31,000	-	$11.45	Mar 05
	SESOP II	58,310	-	$10.82	Jul 05
	SESOP II	537,050	-	$13.23	Jul 06
	SESOP II	85,000	-	$20.84	Nov 06
	SESOP II	60,000	-	$21.01	Feb 07
	SESOP II	200,000	-	$23.07	Feb 07
	SESOP II	925,500	-	$34.04	Aug 07
	SESOP II	82,540	-	$0.01	Nov 07
	SESOP II	844,800	-	$37.54	Jun 08
	SESOP II	90,000	-	$49.31	Jul 08
	SESOP II	254,400	-	$37.54	Aug 08
	SESOP II	243,193	-	$0.01	Aug 08
	SESOP II	5,000	-	$43.51	Aug 08
	SESOP II	91,000	-	$49.94	Dec 08
	SESOP II	20,000	-	$47.20	Jan 09
	SESOP II	3,000	-	$40.41	Apr 09
	SESOP II	1,348,300	-	$27.97	Jul 09
	SESOP II	204,600	-	$0.01	Sept 09
	SESOP II	30,000	-	$20.67	Oct 09

+ See chapter 19 for defined terms.

		Total number	Number quoted	*Exercise price*	*Expiry Date (if any)*
18.8	Issued during current period				
	SESOP II	1,388,300	-	$27.97	Jul 09
	SESOP II	204,600	-	$0.01	Sept 09
	SESOP II	30,000	-	$20.67	Oct 09
18.9	Exercised during current period				
	SESOP II	354,800	-	$13.23	Jul 06
	SESOP II	61,400	-	$11.45	Mar 05
	SESOP II	56,314	-	$10.82	Jul 05
18.10	Expired during current period	-	-	-	-
	Lapsed during current period	168,172	-		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A			
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A			

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer **ATTACHMENT 2**

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

> Comments on significant trends or events during the current period are included in the accompanying press release.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

> NONE

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

> The available franking credits are $37.0m. This balance has been determined in accordance with the revised imputation system that came into force on 1 July 2002.
> While the extent of further franking will be dependent upon operating performance and the business environment, there are reasonable prospects that subsequent dividend payments for at least the next year can be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

> Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half-year but not distributed at balance date.
> The above policy was adopted from 1 July 2002 to comply with AASB 1044: Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the half year ended 31 December 2002.

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NONE

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

There has been the following changes to contingent liabilities and contingent assets since the last annual reporting date:

(a) The legal matter with Aventis Pasteur SA in relation to the transfer of travel vaccines has been settled.
(b) The legal matter with Alpine Biologics Inc. in relation to the distribution of Albumin in the USA has been settled.

Both matters were settled without detriment to the financial result for the half-year ended 31 December 2002.

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	NONE
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	NONE

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

82-3785

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	NONE

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* (delete one)~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

	The +accounts have been audited.	✓	The +accounts have been subject to review.
	The +accounts are in the process of being audited or subject to review.		The +accounts have *not* yet been audited or reviewed.

5 The review by the auditor is attached.

6 The entity has/~~does not have* (delete one)~~ a formally constituted audit committee.

Sign here: ... Date: 18 February 2003
(~~Director/~~Company Secretary)

Print name: Peter R Turvey

+ See chapter 19 for defined terms.

ATTACHMENT 1

Income tax expense *(refer item 1.6)*	Current period - $A'000	Previous corresponding period - $A'000
The aggregate amount of income tax attributable to the financial periods differs by more than 15% from the amount calculated on the operating profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	56,783	73,403
Income tax calculated at 30% (2001: 34%)	17,035	22,021
Tax effect of permanent differences		
Building depreciation	136	180
Reduction in tax arising from the tax incentive for R&D	(1,507)	(1,413)
Reduction in tax arising from equity raising costs claim	(226)	(452)
Under/(over) provision in previous year	(594)	(900)
Other non-allowable/assessable items	(379)	1,112
Effects of different rates of tax on overseas income	2,218	(4,686)
Income tax expense	**16,683**	**15,862**

Contributed equity / Share capital *(refer item 4.34)*	Current period - $A'000
Movements in contributed equity for the period ended 31 December 2002:	
Issued and paid up capital at 1July 2002	923,856
Issued under shareholder plan	3,625
Issued to employees through participation in SESOP II	6,007
Contributed equity at 31 December 2002	**933,488**

Segment reporting

ATTACHMENT 2

Business segments	**Products/services**
Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.
Plasma Services	Collects human plasma used in manufacture of biopharmaceutical products to the human health industry.

Business Segment **December 2002**	Human Health $A'000	Biosciences $A'000	Animal Health $A'000	Plasma Services $A'000	Eliminations $A'000	Consolidated $A'000
Revenue						
External sales	**379,296**	**84,070**	**32,645**	**137,427**	**-**	**633,438**
Other external revenue	**2,160**	**275**	**11**	**-**	**-**	**2,446**
Intersegment revenue	**869**	**532**	**-**	**-**	**(1,401)**	**-**
Segment revenue	**382,325**	**84,877**	**32,656**	**137,427**	**(1,401)**	**635,884**
Unallocated revenue						**3,968**
Total revenue						**639,852**
Results						
Segment earnings	**45,734**	**21,837**	**4,800**	**3,233**	**-**	**75,604**
Borrowing costs						**(16,114)**
Unallocated expense net of unallocated revenue						**(2,707)**
Profit from ordinary activities before tax						**56,783**
Income tax expense						**(16,683)**
Profit from ordinary activities after tax						**40,100**

Business segment **December 2001**	Human Health $A'000	Biosciences $A'000	Animal Health $A'000	Plasma Services $A'000	Eliminations $A'000	Consolidated $A'000
Revenue						
External sales	387,811	71,061	28,433	102,500	-	589,805
Other external revenue	262	316	1,253	-	-	1,831
Inter segment revenue	-	403	-	-	(403)	-
Segment revenue	388,073	71,780	29,686	102,500	(403)	591,636
Unallocated revenue						3,955
Total revenue						595,591
Results						
Segment earnings	83,240	8,827	2,157	1,456		95,680
Borrowing costs						(18,578)
Unallocated expense net of unallocated revenue						(3,699)
Profit from ordinary activities before tax						73,403
Income tax expense						(15,862)
Profit from ordinary activities after tax						57,541

+ See chapter 19 for defined terms.

82-3785

CSL Limited and its controlled entities
ABN 99 051 588 348
Condensed Statement of Financial Performance
for the half-year ended 31 December 2002

		Consolidated Entity	
		December	December
		2002	2001
	Notes	**$000**	$000
Sales revenue	2	**633,438**	589,805
Cost of sales		**383,054**	336,598
Gross profit		**250,384**	253,207
Other revenues	2	**6,414**	5,786
Research and development expenses		**50,149**	49,003
Selling and marketing expenses		**58,003**	38,737
General and administration expenses		**44,946**	51,689
Borrowing costs	3	**16,114**	18,578
Other expenses	3(a)	**30,803**	27,583
Profit from ordinary activities before income tax expense		**56,783**	73,403
Income tax expense relating to ordinary activities	4	**16,683**	15,862
Profit from ordinary activities after income tax expense		**40,100**	57,541
Net exchange difference on translation of financial statements of self-sustaining foreign operations net of exchange differences on associated borrowings	1(b)	**38,662**	26,586
Total revenues, expenses and valuation adjustments attributable to members recognised directly in equity		**38,662**	26,586
Total changes in equity other than those resulting from transactions with owners as owners		**78,762**	84,127
		cents	cents
Basic earnings per share		**25.3**	36.4
Diluted earnings per share		**25.1**	35.9

The above statement of financial performance should be read in conjunction with the accompanying notes.

ABN 99 051 588 348

Condensed Statement of Financial Position as at 31 December 2002

	Notes	Consolidated Entity December 2002 $000	June 2002 $000	December 2001 $000
CURRENT ASSETS				
Cash assets		**95,933**	106,215	36,338
Receivables		**167,297**	190,446	198,301
Inventories		**537,422**	436,109	448,170
Other		**10,038**	5,930	8,431
Total Current Assets		**810,690**	738,700	691,240
NON-CURRENT ASSETS				
Receivables		**5,745**	2,546	2,846
Other financial assets		**5,646**	2,036	2,770
Property, plant and equipment		**588,705**	562,638	552,369
Deferred tax assets		**16,080**	16,268	16,734
Intangibles		**1,047,906**	989,934	966,164
Total Non-Current Assets		**1,664,082**	1,573,422	1,540,883
TOTAL ASSETS		**2,474,772**	2,312,122	2,232,123
CURRENT LIABILITIES				
Payables		**190,771**	207,075	185,285
Interest bearing liabilities		**20,126**	85,594	73,612
Tax liabilities		**13,461**	10,092	10,780
Provisions	1(c)	**67,149**	104,049	103,422
Total Current Liabilities		**291,507**	406,810	373,099
NON-CURRENT LIABILITIES				
Payables		**29,188**	26,949	-
Interest bearing liabilities		**742,179**	555,211	544,169
Deferred tax liabilities		**22,612**	22,739	19,570
Provisions		**27,819**	27,282	29,926
Total Non-Current Liabilities		**821,798**	632,181	593,665
TOTAL LIABILITIES		**1,113,305**	1,038,991	966,764
NET ASSETS		**1,361,467**	1,273,131	1,265,359
EQUITY				
Contributed equity	5	**933,488**	923,856	923,235
Reserves		**108,733**	70,069	99,939
Retained profits		**319,246**	279,206	242,185
TOTAL EQUITY		**1,361,467**	1,273,131	1,265,359

The above statement of financial position should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
ABN 99 051 588 348
Condensed Statement of Cash Flows
for the half-year ended 31 December 2002

	Notes	Consolidated Entity December 2002 $000	December 2001 $000
Cash flows from Operating Activities			
Receipts from customers		**661,933**	553,080
Payments to suppliers and employees		**(593,765)**	(520,422)
Interest received		**356**	3,458
Income taxes paid		**(13,253)**	(8,333)
Borrowing costs		**(30,414)**	(30,042)
Net cash inflow from operating activities		**24,857**	(2,259)
Cash flows from Investing Activities			
Proceeds from sale of property, plant and equipment		**3,625**	364
Payment for property, plant and equipment		**(47,558)**	(36,889)
Payment for other investments		**(396)**	(323)
Purchase of business, net of cash acquired	6	**-**	(309,337)
Payment for intellectual property		**(37,037)**	-
Payment for restructuring of business		**(4,101)**	(1,480)
Net cash outflow from investing activities		**(85,467)**	(347,665)
Cash flows from Financing Activities			
Proceeds from issue of shares		**6,435**	326,828
Dividends paid		**(34,924)**	(26,937)
Proceeds from borrowings		**491,197**	9,740
Repayment of borrowings		**(403,060)**	(42,656)
Net cash inflow from financing activities		**59,648**	266,975
Net increase/(decrease) in cash held		**(962)**	(82,949)
Cash at the beginning of the period		**89,355**	109,489
Exchange rate variations on foreign cash balances		**1,288**	2,259
Cash at the end of the period		**89,681**	28,799
Reconciliation of Cash			
Cash at the end of the period as shown in the condensed statement of cash flows is reconciled as follows:			
Cash on hand		**95,482**	20,338
Cash deposits		**451**	16,000
Bank overdraft		**(6,252)**	(7,539)
		89,681	28,799

The above statement of cash flows should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
Notes to the half-year financial statements

1 Basis of Preparation of the half-year financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of CSL Limited as at 30 June 2002. It is also recommended that the half-year financial report be considered together with any public announcements made by CSL Limited and its controlled entities during the half-year ended 31 December 2002 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. The half-year financial report has been prepared in accordance with the historical cost convention. For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Foreign currency translation

The financial statements of self-sustaining operations are translated using the current method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve. The amount taken to the reserve for the half-year ended 31 December 2002 was $38,662,000 (2001:$26,586,000).

(c) Changes in accounting policy for providing for dividends

Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half-year but not distributed at balance date.

The above policy was adopted from 1 July 2002 to comply with AASB 1044: Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the half year ended 31 December 2002. In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared between the end of the period and completion of the financial report.

The adoption of this policy has no impact on the financial position at 31 December 2002 or on the financial results for the half-year then ended.

(d) Prior period comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current period disclosures.

CSL Limited and its controlled entities
Notes to the half-year financial statements

	Consolidated Entity	
	December 2002 $000	December 2001 $000
2 Revenue from Ordinary Activities		
Sales revenue	**633,438**	589,805
Other revenue		
Interest received/receivable		
Other persons and/or corporations	**307**	3,412
Proceeds from sale of property, plant and equipment	**3,625**	364
Rent	**364**	530
Royalties	**41**	76
Collaborative revenue	**987**	-
Other	**1,090**	1,404
Total other revenues	**6,414**	5,786
Total revenue from ordinary activities	**639,852**	595,591

3 Operating Profit
Profit from ordinary activities before income tax includes the following specific expenses:

Interest paid/payable to other persons	**16,114**	18,578
Depreciation	**31,856**	30,646
Writedown of investments	**-**	3,493
Amortisation of leasehold improvements	**1,233**	325
Amortisation of intellectual property	**262**	-
Goodwill amortisation (a)	**26,102**	24,090

(a) The functional expense classification of Other Expenses includes goodwill amortisation.

4 Income Tax
The income tax expense from ordinary activities for the period differs from the amount calculated on the profit. The differences are reconciled as follows:

Profit from ordinary activities before income tax	**56,783**	73,403
Income tax calculated at 30% (2001: 30%)	**17,035**	22,021
Tax effect of permanent differences		
Building depreciation	**136**	180
Reduction in tax arising from the tax incentive for R&D	**(1,507)**	(1,413)
Reduction in tax arising from equity raising costs claim	**(226)**	(452)
Under/(over) provision in previous year	**(594)**	(900)
Effects of different rates of tax on overseas income	**2,218**	(4,686)
Other non-allowable/assessable items	**(379)**	1,112
Income tax expense adjusted for permanent differences	**16,683**	15,862

82-3785

CSL Limited and its controlled entities
Notes to the half-year financial statements

5 Contributed Equity

Movements in the contributed equity for the six months ended 31 December 2002

	Number of shares	$000
Opening balance	158,470,491	923,856
Shares issued to employees through participation in SESOP II	472,514	6,007
Shares issued to shareholders through participation in Share Plan	170,350	3,625
Balance as at 31 December 2002	159,113,355	933,488

6 Businesses Acquired

The following investments in operating assets were acquired by the consolidated entity at the dates stated. Their operating results have been included in the consolidated statement of financial performance from the relevant dates and the operating assets acquired have been included in the statement of financial position since the date of acquisition.

On 6 September 2001, the consolidated entity acquired 47 US based plasma collection centres and associated laboratory facilities from Nabi for consideration of AUD $316.9 million.

	Consolidated Entity	
	December 2002 $000	December 2001 $000
Consideration		
Cash	-	316,891
Total consideration	-	316,891
Fair value of net assets acquired		
Goodwill	-	260,089
Cash	-	875
Property, plant and equipment	-	26,897
Inventories	-	25,697
Prepayments	-	1,640
Debtors	-	-
Deferred tax assets	-	4,586
Payables	-	(2,570)
Provisions	-	(323)
Investments	-	-
	-	316,891
Cash outflow on acquisition of operating assets		
Cash consideration	-	316,891
Less		
Cash paid carried forward from prior periods	-	-
Cash acquired	-	875
Cash payable	-	6,679
	-	309,337

82-3785

CSL Limited and its controlled entities
Notes to the half-year financial statements

7 Segment Information

Primary Reporting - business segments

December 2002

	Human Health S'000	Biosciences S'000	Animal Health S'000	Plasma Services S'000	Eliminations S'000	Consolidated S'000
External sales	379,296	84,070	32,645	137,427	-	633,438
Other external revenue	2,160	275	11	-	-	2,446
Intersegment revenue	869	532	-	-	(1,401)	-
Segment revenue	382,325	84,877	32,656	137,427	(1,401)	635,884
Unallocated revenue						3,968
Total revenue						639,852
Segment earnings	45,734	21,837	4,800	3,233	-	75,604
Borrowing costs						(16,114)
Unallocated expense net of unallocated revenue						(2,707)
Profit from ordinary activities before tax						56,783
Income tax expense						(16,683)
Profit from ordinary activities after tax						40,100

December 2001

	Human Health S'000	Biosciences S'000	Animal Health S'000	Plasma Services S'000	Eliminations S'000	Consolidated S'000
External sales	387,811	71,061	28,433	102,500	-	589,805
Other external revenue	262	316	1,253	-	-	1,831
Intersegment revenue	-	403	-	-	(403)	-
Segment revenue	388,073	71,780	29,686	102,500	(403)	591,636
Unallocated revenue						3,955
Total revenue						595,591
Segment earnings	83,240	8,827	2,157	1,456	-	95,680
Borrowing costs						(18,578)
Unallocated expense net of unallocated revenue						(3,699)
Profit from ordinary activities before tax						73,403
Income tax expense						(15,862)
Profit from ordinary activities after tax						57,541

	Consolidated Entity December 2002 $000	December 2001 $000
8 Dividends		
Ordinary shares		
Dividends provided for or paid during the half-year	34,924	26,937
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 12 cents per fully paid ordinary share, franked at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 15 April 2003 out of retained profits at 31 December 2002, but not recognised as a liability at the end of the half-year as a result of the change in accounting policy for providing dividends is	19,094	-

CSL Limited and its controlled entities
Notes to the half-year financial statements

9 Contingent Liabilities and Contingent Assets

There has been the following changes to contingent liabilities and contingent assets since the last annual reporting date:

(a) The legal matter with Aventis Pasteur SA in relation to the transfer of travel vaccines has been settled.
(b) The legal matter with Alpine Biologics Inc. in relation to the distribution of Albumin in the USA has been settled.

Both matters were settled without detriment to the financial result for the half-year ended 31 December 2002.

10 Events occurring after reporting date

On 23 January 2003, ZLB Bioplasma AG, a controlled entity repaid 160 million Swiss Francs of the vendor loan provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK. This was financed through a new syndicated global multi-currency revolving finance facility that provides the consolidated entity with a credit limit of AUD$400 million.

As the vendor loan was a fixed rate borrowing, break costs of 3.75 million Swiss Francs were incurred and will be paid in instalments over the remaining life of the original vendor loan. The interest rate on the new facility is at Swiss Franc floating rates and it is anticipated that the break costs will be recouped through interest expense savings within the next twelve months.

The financial effect of the above event has not been brought to account at 31 December 2002.

82-3785

CSL Limited and its controlled entities
ABN 99 051 588 348
Directors' Declaration

The directors declare that:

(a) the financial statements and notes of the consolidated entity:
  (i) give a true and fair view of the financial position as at 31 December 2002 and the performance for the half-year ended on that date of the consolidated entity; and

  (ii) comply with Accounting Standard AASB 1029 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and that the company and parent entity, will together be able to meet any obligations or liabilities to which they are, or may become subject by virtue of the deed of cross guarantee dated 20 June 1995.

Made in accordance with a resolution of directors.

Peter H Wade	Brian A McNamee
Chairman	Managing Director

Melbourne

18 February 2003

CSL LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Board of Directors of CSL Limited has pleasure in submitting the condensed statement of financial position of the consolidated entity at 31 December, 2002, and the related condensed statement of financial performance and condensed statement of cash flows for the half year then ended and report as follows:

1. Directors

The names and details of the Directors in office at the date of this report are:

Names	Qualifications and Experience
Peter H Wade, FCPA, FAICD, Chairman	Experienced in finance, commercial and corporate governance, Mr Wade is a past Deputy Chairman of CSL, having previously served from 1985 until 1993. Mr Wade was appointed Chairman in 1999 and re-elected at the 2000 Annual General Meeting. Resident in Melbourne.
Brian A McNamee, MB, BS, FAICD Managing Director	Experienced in international pharmaceutical industry and medicine, Dr McNamee became the Chief Executive and Managing Director of CSL in 1990. Resident in Melbourne.
Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD	Miss Alexander is an accountant, and was appointed to the CSL Board in 1991. She was most recently re-elected at the 2001 Annual General Meeting. She is Chairman of the Audit and Risk Management Committee. Resident in Melbourne.
A M (Tony) Cipa, *B.Bus(Acc), Grad.Dip(Acc), CPA, ACIS*	Mr Cipa was appointed to the CSL Board as Finance Director in August 2002 and re-elected at the 2002 Annual General Meeting. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager and was appointed Chief Financial Officer in 1994. Resident in Melbourne.
C I R (Ian) McDonald, *BSc (Hons)*	Mr McDonald has had a career in the international pharmaceutical industry and was appointed a Director of CSL in 1992, and most recently re-elected at the 2001 Annual General Meeting. Mr McDonald is a member of the Audit and Risk Management Committee. Resident in Sydney.
Ian A Renard, *BA, LLM, FAICD*	Mr Renard was appointed to the CSL Board in August 1998 and most recently re-elected at the 2002 Annual General Meeting. Mr Renard was a partner of a law firm for 22 years practising in commercial law. Mr Renard is a member of the Audit and Risk Management Committee. Resident in Melbourne.

Kenneth J Roberts, *AM, BEc, FCPA, FAIM, FAICD, FRACP(Hon)*	Mr Roberts was appointed to the Board in February 1996, and most recently re-elected at the 2002 Annual General Meeting. His career has been in the international pharmaceutical industry. Mr Roberts is Chairman of the Remuneration and Human Resources Committee. Resident in Sydney.
Arthur C Webster, *BVSc, DipBact (Lond)*	Dr Webster was appointed to the CSL Board in March 1998 and most recently re-elected at the 2001 Annual General Meeting. Dr Webster's career has been in the animal health industry both domestically and internationally. Dr Webster is a member of the Remuneration and Human Resources Committee. Resident in Sydney.

2. Activities

The principal activities of the consolidated entity during the half year under review were the research, development, manufacture, marketing and distribution of pharmaceutical and allied products and no significant change in the nature of those activities has taken place during the period.

3. Operating Results

Group sales totalled $633.4 million, an increase of 7% over the corresponding period last year. The consolidated earnings before interest, income tax, depreciation and amortisation was $132 million, a decrease of 8% on the corresponding period last year. Net profit after providing for income tax was $40.1 million, a decrease of 30% on the corresponding period last year.

4. Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the economic entity that occurred during the financial period not otherwise disclosed in this report or the financial statements.

5. Review of Operations

A number of factors impacted on the performance of the consolidated entity during the first half under review as predicted by the Company at its Annual General Meeting in October 2002. A principal factor has been the strong appreciation of the Swiss franc against the US dollar. During the half year under review the Swiss franc had on average appreciated approximately 12% against the US dollar compared to the same period last year. Consequently, net profit after providing for income tax prior to applying exchange rate movements was $55.4 million, a decrease of 4% on the corresponding period last year. A further factor was the competitive pricing environment for IVIG in the USA which had the effect of moving the IVIG price adversely. The third factor has been a delay in the transition from Novartis distributing Sandoglobulin in Europe to ZLB Bioplasma AG doing so.

6. Dividends

A final dividend of 22 cents per ordinary share, fully franked, was paid out of profits for the year ended 30 June 2002, on 10 October, 2002.

The Directors have declared an interim dividend of 12 cents per ordinary share (the same as for the corresponding period last year), fully franked at 30% to be paid on 15 April, 2003.

7. Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of Directors.

P.H. Wade

Peter H Wade
CHAIRMAN

Brian A McNamee
MANAGING DIRECTOR

Dated: 18 February 2003

ERNST & YOUNG

360 Elizabeth Street
Melbourne VIC 3000
Australia

GPO Box 5151AA
Melbourne VIC 3001

Tel 61 3 8650 7200
Fax 61 3 8650 7300
DX 288 Melbourne

82-3785

INDEPENDENT REVIEW REPORT

To the members of CSL Limited

Scope

We have reviewed the financial report of CSL Limited for the half-year ended 31 December 2002, set out on pages 1 to 9, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising CSL Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of CSL Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001;

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Melbourne

Date: 18 February 2003

CSL

82-3785

MEDIA RELEASE
18 February 2003

CSL LOOKS FORWARD TO IMPROVED TRADING CONDITIONS IN THE SECOND HALF

Results:

CSL Limited today announced its operating results for the half year ended 31 December, 2002. Group sales totalled $633.4m, an increase of 7% over the corresponding period last year. The consolidated earnings before interest, income tax, depreciation and amortisation (EBITDA) were $132m, a decrease of 8% on the corresponding period last year. As predicted at the Company's Annual General Meeting in October 2002, the strong appreciation of the Swiss franc against the US dollar has had a significant impact on the operating results of the Company. At constant currency rates, EBITDA grew by 4% over the corresponding period last year.

Net profit after providing for income tax (NPAT) was $40.1m, a decrease of 30% on the corresponding period last year. In addition to a strong Swiss franc and as noted at the Annual General Meeting this result was a reflection of a competitive pricing environment for IVIG in the US and the transition from Novartis to ZLB Bioplasma of IVIG distribution in Europe. Further, the effective tax rate of the Company has also risen considerably in the period due to the inability of the Company to benefit the Group results through the lower corporate tax rate offered to ZLB Bioplasma AG in Switzerland.

Earnings per share after tax, before goodwill amortisation, was 38.7c (diluted), a decrease over the corresponding period last year of 20%.

Dr McNamee, CSL's Managing Director, said, "The Company has continued to increase its investment in the ZLB business by expanding its marketing and sales activity in the US and in Europe". He noted however that the other businesses in the CSL Group had continued to show strong growth in the period, especially JRH Biosciences, Inc.

Dr McNamee advised that the Company had maintained its investment in R&D expenditure, spending more than $50m in the period, demonstrating its ongoing commitment to innovation as part of its strategy to build a long term future for the business.

Dr McNamee advised that given a higher effective corporate tax rate and continuing currency volatility, NPAT for the full year was hard to forecast with accuracy. However, on the basis of current indications, the anticipated underlying trading performance of the Group was likely to be reflected as an EBITDA split of approximately 45%/55% for the full year. The final result however, he added, was very difficult to predict because of a number of key variables including fluctuations in exchange rates and IVIG market conditions in the US.

The Directors maintained an interim dividend payment of 12c per share fully franked to be paid to shareholders on 15 April, 2003, the same as for the corresponding period last year.

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Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

Aventis-Behring:

CSL has announced today that it is exploring the strategic option of acquiring Aventis-Behring. In connection with investigating this option, the Company has entered into an agreement with Aventis to allow CSL to appropriately and exclusively evaluate this acquisition opportunity.

On January 31 2003, Aventis announced that its discussions with Bayer regarding a possible blood products joint venture were terminated and that it was proactively exploring alternative options. As part of its 2002 review, Aventis further stated its desire to divest Aventis-Behring within the year 2003.

Aventis-Behring, headquartered in the USA, is a major player in the plasma therapeutic protein industry with a strong position in plasma derived and recombinant coagulation factors and has over 3.0m litres of processing capacity in the USA and Germany.

Dr Brian McNamee commented that the production and distribution of human plasma products is a core business for CSL and management and the Board regularly review acquisition opportunities as they arise. Dr McNamee noted that this acquisition may provide CSL with a broadened and more balanced product portfolio, greater geographical reach and currency balance and would more fully utilise ZLB/CSL strategic assets. He added that the current discussions with Aventis were at an early stage and may or may not result in a transaction, with the ultimate outcome of these discussions depending among other things on whether the Company could secure a transaction that would be sufficiently attractive and value enhancing for CSL's shareholders.

JRH Biosciences Inc:

The Company also announced today that its US subsidiary, JRH Biosciences Inc, had recently acquired from ByProd Corporation a new business in the US, which business was a major collector and producer of animal derived serum. This acquisition had the potential to double JRH's existing business in animal derived serum. This purchase will enable JRH to secure ongoing supplies of foetal bovine serum and other sera which is in high demand from its customers, being a critical resource used in the production of many important biopharmaceutical products. Dr McNamee commented that the acquisition will position JRH as a major collector and producer of serum in the US and will provide further growth opportunities for JRH which was continuing to perform very strongly.

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Fibrin Bandage:

In respect to the project to develop a fibrin bandage, the Company has announced that it had recently shipped bandages to the US Army having received FDA approval under an IND in December 2002 for pilot battlefield use. Dr McNamee noted that the unique properties of the bandage differentiated it from competitor dressings. It is anticipated that it will be effective in severe life threatening haemorrhage as it contains potent coagulation proteins necessary for blood clotting and will be able to be used for both internal and external injury as it is capable of being naturally absorbed by the body.

Dr Brian McNamee's Relocation:

Dr McNamee relocated permanently to Australia on February 2, 2003, after overseeing the establishment of ZLB's US operations as well as ensuring the continued growth of the Company's other US businesses.

For further information please contact:

Dr Brian McNamee
Managing Director

or

Mr Tony Cipa
Finance Director

Ph: +61 3 9389 1601

82-3785

CSL Group Results

Half year ended December	2001 $m	2002 $m
Sales	589.8	633.4
Other Revenue	5.8	6.4
Total Revenue	**595.6**	**639.8**
Earnings before Interest, Tax, Depreciation & Amortisation	**143.6**	**132.0**
Depreciation/Amortisation	55.1	59.5
Net Interest Expense/(Income)	15.2	15.8
Tax Expense	15.9	16.7
Profit after tax before Goodwill Amortisation	**77.5**	**61.7**
Amortisation of Goodwill after tax	20.0	21.6
Net Profit from Ordinary Activities	**57.5**	**40.1**
Interim Dividend (cents)	12.0	12.0
EPS diluted (cents)	35.9	25.1
EPS after tax before Goodwill Amortisation (cents)	48.4	38.7

AUSTRALIA'S BIO-PHARMACEUTICAL COMPANY